EXHIBIT (b)(2)

September 24, 2003

Senior Credit Facilities

Commitment Letter

Fairmont Capital, Inc.

1290 North Hancock Street

Suite 203 B

Anaheim, CA 92807

Attention: Michael W. Gibbons

Ladies and Gentlemen:

You have advised Fleet Securities, Inc. (“FSI”) and Fleet National Bank (“Fleet Bank”; together with FSI, the “Commitment Parties”) that [Newco] (the “Borrower”) intends to acquire (the “Transaction”) all or substantially all of the assets of              (the “Target”) and to refinance certain existing indebtedness of the Target. In that connection, you have requested that FSI agree to structure, arrange and syndicate senior credit facilities in an aggregate amount of up to $58,000,000 (the “Credit Facilities”), that Fleet Bank commit to provide the entire principal amount of the Credit Facilities, and that Fleet Bank serve as administrative agent for the Credit Facilities. References herein to the “Transaction” shall include the financings described herein and all other transactions related to the Transaction.

FSI is pleased to advise you that it is willing to act as lead arranger and bookrunner for the Credit Facilities.

Furthermore, Fleet Bank is pleased to advise you of its commitment to provide up to $58,000,000 of the Credit Facilities to the Borrower upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). So long as the Borrower complies with its obligations hereunder and under the Fee Letter, the commitment of Fleet Bank to provide the Credit Facilities is not conditioned or dependent on a successful syndication of the Credit Facilities.

It is agreed that FSI will act as the lead arranger and bookrunner, and that Fleet Bank will act as the sole and exclusive administrative agent, for the Credit Facilities, and will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed and no other titles will be awarded in connection with the Credit Facilities unless you and we shall so agree.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

Each Commitment Party’s commitments and agreements hereunder are subject to (a) there not occurring or becoming known to such Commitment Party any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Borrower, the Target and their subsidiaries, (b) such Commitment Party’s completion of and satisfaction in all respects with a due diligence investigation of the Borrower and the Target, (c) such Commitment Party not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) affecting the Borrower, the Target or the Transaction that in such Commitment Party’s reasonable judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in such Commitment Party’s judgment, could materially impair the syndication of the Credit Facilities, (e) such Commitment Party’s satisfaction that prior to and during the syndication of the Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by the Borrower, the Target or the Sponsor on behalf of the Borrower or the Target or any affiliate thereof, (f) such Commitment Party’s satisfaction that the financial information previously delivered to it (including, without limitation, the financial information referred to in the Term Sheet) fairly presents the business and financial condition and prospects of the Borrower and the Target, and the historic results and pro forma projections of operations for the periods covered by such information, (g) such Commitment Party’s satisfaction with the corporate and transaction structure and with the obligors under the credit agreement and other loan documents, (h) there having been no material changes in governmental regulation or policies affecting the Borrower, the Target, the Administrative Agent, the Arranger or any lender prior to closing, and (i) the other conditions set forth or referred to in the Term Sheet.

Please note that although Term Sheet sets forth the principal terms of the proposed Credit Facilities, you should understand that we reserve the right to propose terms in addition to these terms based on our due diligence and which will not substantially change or alter the terms of this commitment in principle and the Term Sheet.

In addition, in the event that the syndication of the Credit Facilities cannot be achieved in a manner satisfactory to the Commitment Parties under the structure described herein, the Commitment Parties shall be entitled, in their sole discretion, both before and after the Closing Date, to change the amounts, pricing terms (including spreads, original issue discount (“OID”), call protection, and/or a LIBOR floor), structure, terms (including the security and guarantee provisions) and/or tranching (including the allocation of principal among the Revolver, the Term Loan A and the

Term Loan B tranches and/or the substitution of a portion of the Credit Facilities (without changing the aggregate amounts thereof plus such other financings) with one or more debt securities of different types, including senior, senior subordinated or subordinated which shall be required to be put in place and funded on or prior to the Closing Date); in each case, applicable to all or any portion of the Credit Facilities if the syndication of all the Credit Facilities has not been completed and if the Commitment Parties determine in their sole discretion that such changes are advisable in order to ensure a successful syndication of the Credit Facilities. In the event that the Closing Date occurs prior to the completion of a successful syndication of the Credit Facilities, you agree to enter into any amendments to the definitive documentation for the Credit Facilities necessary, in the judgment of Fleet or FSI, to effect any such changes. All or a portion of any increased interest rates permitted under the second preceding sentence may, at the election of Fleet or FSI, take the form of OID or up front fees (which for purposes of this paragraph shall be deemed to constitute like amounts of OID). In the event that any principal is allocated in accordance with this paragraph to debt securities, the Borrower agrees to retain an investment bank satisfactory to FSI to act as underwriter, initial purchaser or placement agent, as the case may be, with respect to such debt securities.

You hereby represent, warrant and covenant that all information which has been or is hereafter made available to us by you or any of your representatives in connection with the transactions contemplated hereby (the “Information”) is and will be, in each case when so made available, complete and correct in all material respects and does not and will not, in each case when made so available, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading.

You agree (a) to indemnify and hold harmless each Commitment Party, its affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facilities, the use of the proceeds thereof, the Transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person (collectively, the “Excluded Matters”), and (b) to reimburse each Commitment Party and its affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Credit Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation), but excluding any such expenses related to Excluded Matters. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with the agreements and commitments hereunder.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you. Notwithstanding the foregoing, and in accordance with Section 1.6011-4(b)(3)(iii) of the United States Treasury regulations, each party hereto may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials of any kind that are provided to such party relating to such tax treatment and tax structure; provided, however, that, as permitted by Section 1.6011-4(b)(3)(ii) of the United States Treasury regulations, such disclosure shall not be permitted to the extent, but only to the extent, reasonably necessary to comply with the securities laws of any applicable jurisdiction.

You acknowledge that FSI and its affiliates (the term “FSI” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Transaction and otherwise. FSI will not use confidential information obtained from you by virtue of the Transaction or its other relationships with you in connection with the performance by FSI of services for other companies, and FSI will not furnish any such information to any third party. You also acknowledge that FSI does not have any obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained from other companies.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter (together with the Administrative Agent’s Fee Letter between the Borrower and Fleet Bank) are the only agreements that have been entered into among us with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts.

The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided, that such reimbursement and indemnification provisions (but not the confidentiality provisions) shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Credit Facilities upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., Boston time, on September 24, 2003. The commitments and agreements of the Commitment Parties hereunder will expire at such time in the event we have not received such executed counterparts in accordance with the preceding sentence. Thereafter, this undertaking and commitment will expire on December 31, 2003, unless a definitive credit agreement and other loan documents have been entered into by the parties on or prior to such date.

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

FLEET SECURITIES, INC.

By: /S/ ROBERT C. MEGAN
Name: Robert C. Megan
Title: Managing Director

FLEET NATIONAL BANK

By: /S/ ROBERT W. MACELHINEY
Name: Robert W. MacElhiney
Title: Director

Accepted and agreed to as of the date first written above by:

FAIRMONT CAPITAL, INC.

By:	/s/ TIMOTHY R. GREENLEAF
Name: Timothy R. Greenleaf
Title: Managing Director

Exhibit A

PROJECT GREEN THUMB

CREDIT FACILITIES

Summary of Terms and Conditions

Borrower(s):	A newly formed entity (“Newco”) which will be owned by investors including Fairmont Capital, Inc. (“Fairmont”).

Guarantors:	All present and future direct and indirect subsidiaries of the Borrower (other than the Borrower) (the “Subsidiary Guarantors”).

Administrative Agent:	Fleet National Bank (“Fleet” or the “Administrative Agent”).

Sole Lead Arranger:	Fleet Securities, Inc. (“FSI” or the “Arranger”).

Lenders:	FSI proposes to underwrite the Credit Facilities, of which Fleet shall hold a meaningful portion. The Arranger will syndicate the Credit Facilities to other financial institutions to be identified by the Administrative Agent and the Arranger in consultation with the Borrower.

Credit Facilities:	Up to $58,000,000 in total aggregate amount, comprising:

a) Up to $10,000,000 Revolving Credit Facility with a $4,000,000 sublimit for Letters of Credit (the “Revolver”);

b) Up to $20,000,000 Term Loan A (“Term A”);

c) Up to $28,000,000 Term Loan B (“Term B”)

Use of Proceeds:	Advances at Closing, under the Credit Facilities, in conjunction with no more than $26,000,000 of subordinated debt, at least $23,000,000 of new cash equity, and approximately $40,100,000 of Sale/Leaseback Proceeds (together referred to as the “Financing”) to be contributed on terms and conditions and from sources satisfactory to Fleet and FSI shall be used (i) to finance Fairmont’s purchase of certain assets of the target company (the “Acquisition”) (ii) to pay fees and expenses associated with the Financing, and the Acquisition contemplated hereby. Thereafter, the Revolver will be available for the acquisition and/or construction of new operating facilities, for operating facility upgrades, for the issuance of standby letters of credit and for working capital and other general corporate purposes.

Closing Date:	Such date as may be agreed between the Administrative Agent and the Borrower, but no later than December 31, 2003.

I. REVOLVER

Amount:	Up to $10,000,000 Revolver with a Letter of Credit sublimit for stand-by Letters of Credit of $4,000,000. No more than $1,000,000 shall be funded under the Revolver at closing.

L/C Issuing Bank:	Fleet.

Availability:	Advances under the Revolver may be borrowed, repaid and reborrowed and Letters of Credit may be issued until the Revolver Maturity. Letters of Credit shall be treated as usage for purposes of determining availability under the Revolver.

Maturity:	Five (5) years from the Closing Date (the “Revolver Maturity”).

Commitment Fee:	A fee on the unused portion of the Revolver payable quarterly in arrears at a rate in accordance with Exhibit I attached.

Applicable Margin:	In accordance with Exhibit I attached.

Letters of Credit Fee:	A per annum fee equal to the Revolver Applicable LIBOR Margin, payable on the face amount of each outstanding letter of credit quarterly in arrears. Fees to be shared by the Lenders on a pro rata basis. Letters of credit issued under the Revolver shall count as utilization for all purposes, including the commitment fee calculation. An additional 1/4% per annum shall be paid to Fleet as the L/C Issuing Bank as a fronting fee, in addition to customary administrative fees.

II. TERM LOAN A

Amount:	Up to $20,000,000

Maturity:	Five (5) years from the Closing Date.

Amortization:	TBD

Applicable Margin:	In accordance with Exhibit I attached.

II. TERM LOAN B

Amount:	Up to $28,000,000

Maturity:	Six (6) years from the Closing Date.

Amortization:	[1% of the original outstanding principal per quarterly installment per annum, with the remaining balance to be paid in 4 equal quarterly installments in year 6.]

Applicable Margin:	In accordance with Exhibit I attached.

GENERAL PROVISIONS

Interest Rates:	For the Revolver and the Term Loans, interest rates shall be Fleet’s Base Rate or LIBOR Rate plus, in each case, the Applicable Margin. Base Rate will be defined as the higher of the Prime Rate announced by Fleet from time to time or the Federal Funds Rate plus 1/2%. Eurodollar loans will be available for 1, 2, 3 or 6 month periods. Customary provisions regarding breakage costs, reserves, taxes, illegality, etc. shall apply. The credit agreement will restrict the number of Eurodollar loans which may be outstanding at any one time.

Default Pricing:	Applicable Margin over the Base Rate plus 2% (in the case of non-monetary defaults) or 3% (in the case of monetary defaults).

Yield Protection:	Customary yield protection provisions regarding capital adequacy, reserves, taxes, regulatory changes, etc.

Optional Prepayments:	Optional prepayments shall be permitted at any time (subject to breakage costs if paid prior to any Eurodollar interest rate period, if applicable) in minimum amounts of $250,000. Optional prepayments shall be applied pro rata to the remaining amortization payments under the Term Loans until repaid in full and shall be applied against the remaining scheduled installments of principal due on the respective Term Loans pro rata.

Mandatory Prepayments:	A. 100% of net proceeds from asset sales in excess of $1,000,000 per annum, equity issuance, certain permitted new debt issuance, tax refunds and insurance claims not reinvested within 270 days. Net proceeds will be applied pro rata to the Term Loan A and the Term Loan B, and in each case shall be applied against the remaining scheduled installments of principal due on the respective Term Loans pro rata. Any remaining net proceeds shall be applied to reduce then outstanding borrowings under the Revolver with a corresponding reduction in the Revolver Commitment.

B. Initially 75% of Excess Operating Cash Flow (as defined below) with step-downs to be determined by reference to the Senior Leverage Ratio. Excess Operating Cash Flow repayments will be payable 90 days after the end of each fiscal year, beginning at or around the fiscal year ending September 30, 2004 and will be applied pro rata to the Term Loans until paid in full and shall be applied against the remaining scheduled installments of principal due on the respective Term Loan pro rata. Any then remaining Excess Operating Cash Flow shall be applied to reduce then outstanding borrowings under the Revolver with a corresponding reduction in the Revolver Commitment.

Excess Operating Cash Flow shall be defined as Consolidated Net Income for such period, plus, to the extent deducted in the calculation of Consolidated Net Income and without duplication, (a) depreciation and amortization for such period, (b) other noncash charges for such period, and (c) income tax expense for such period, minus the sum of (i) cash taxes paid during such period, (ii) Capital Expenditures other than that portion financed by other permitted indebtedness, (iii) mandatory payments of principal made during such period, (iv) voluntary payments of principal on the Term Loans made during such period and (v) cash used to make distributions and other restricted payments to the extent permitted by the terms of the Credit Facilities.

Term B Lenders:	Term B Lenders may at their option decline optional and/or mandatory prepayments, in which case proceeds shall be applied in the manner outlined above solely to Term Loan A and the Revolver.

Collateral:	The Revolver and the Term Loans will share a common collateral pool consisting of (a) a first perfected pledge of and security interest in one hundred percent of the capital stock of the Borrower and the Subsidiary Guarantors and (b) a first perfected security interest in all assets of the Borrower and the Subsidiary Guarantors, including but not limited to accounts and notes receivable, inventory, equipment, owned real property, leased real property, all licenses, stock of subsidiaries and intangible assets (including patents, trademarks, copyrights etc.), subject to permitted encumbrances set forth in the credit agreement. The Borrower and the Subsidiary Guarantors will enter into and cause the financial institutions with which the Borrower or such Subsidiary Guarantor maintains depository accounts to enter into agency agreements with the Administrative Agent in order to grant to the Administrative Agent a perfected security interest in such depository accounts and any deposits therein, provided, that so long as no Event of Default is continuing, the Borrower and the Subsidiary Guarantors will have free access to such accounts. The Borrower and the Subsidiary Guarantors will provide customary real estate collateral support, such as title insurance, environmental studies, surveys, zoning compliance, etc. The Borrower and the Subsidiary Guarantors will obtain landlord waivers and consents from all lessors of leased property, with exceptions satisfactory to Administrative Agent, and will assist the Administrative Agent in seeking to obtain leasehold mortgages (and lessor consents thereto) on leased real property to the extent requested by the Administrative Agent based upon its due diligence.

Representations and Warranties:	Usual and customary for facilities of this type, including but not limited to, organization, authority, enforceability, financial statements, compliance with law and other instruments, governmental approvals, material contracts, environmental matters, absence of material adverse change, absence of material litigation, absence of default or unmatured default, no conflict with material agreements, payment of taxes and certain business-specific matters.

Financial Covenants:	Usual and customary for facilities of this type. Consolidated Financial Covenants, which shall include quarterly step-ups and step-downs to be determined, will be measured quarterly on a rolling four-quarter basis and include, without limitation, the following:

	1.	Maximum Consolidated Leverage Ratio: The ratio of (a) Consolidated Total Funded Indebtedness, to (b) Consolidated EBITDA (the “Total Leverage Ratio”) for each period of four (4) consecutive quarters shall not exceed at any date of measurement, the levels presented below:

		Period	Covenant Level
		Closing – [ ]	TBD
		Thereafter	TBD

	2.	Maximum Consolidated Senior Leverage Ratio: The ratio of (a) Consolidated Senior Funded Indebtedness to (b) Consolidated EBITDA (the “Senior Leverage Ratio”) for each period of four (4) consecutive quarters shall not exceed at any date of measurement, the levels presented below:

		Period	Covenant Level
		Closing – [ ]	TBD
		Thereafter	TBD

	3.	Consolidated Cash Flow Ratio: The ratio of Consolidated Cash Flow to Consolidated Financial Obligations for each period of four (4) consecutive quarters shall not be less than [TBD] at any date of measurement.

	4.	Consolidated EBITDAR/Interest plus Rental Expense: The ratio of Consolidated EBITDAR to consolidated cash interest charges plus cash rental expense for each period of four (4) consecutive quarters shall not be less than at any date of measurement, the levels presented below:

		Period	Covenant Level
		Closing – [ ]	TBD
		Thereafter	TBD

	5.	Capital Expenditures: The Borrower and its subsidiaries shall not permit annual Capital Expenditures to exceed the levels presented below:

		Period	Covenant Level
			Maintenance	Growth
		Closing – [ ]	TBD	TBD
		FYE 04	TBD	TBD
		FYE 05	TBD	TBD
		Thereafter	TBD	TBD

	6.	Minimum Consolidated EBITDA: The Borrower and its subsidiaries shall not permit their Consolidated EBITDA for each period of four (4) consecutive quarters to be less than at any date of measurement, the levels presented below:

		Period	Covenant Level
		Closing – [ ]	$20,000,000
		Thereafter	TBD

Growth Capital Expenditures shall also be subject to certain incurrence tests TBD.

Financial Reports:	Financial information to include audited annual consolidated and unaudited annual consolidating financial statements, unaudited monthly and quarterly financial statements, monthly, quarterly and annual store-by-store income statements, quarterly no default certificate and calculations demonstrating compliance with all covenants and such other information as the Administrative Agent may reasonably request. The Administrative Agent also reserves the right to seek appraisals at its own discretion.

Other Covenants:	Usual and customary for facilities of this type, including but not limited to, (i) restrictions on other indebtedness (with exceptions to be agreed upon including subordinated indebtedness, mortgage debt, and purchase money equipment financing), (ii) maximum of ten percent (10%) unprofitable units (excluding units that have been in operation for less than six months), (iii) restrictions on liens, acquisitions and investments subject to exceptions to be agreed upon, (iv) restrictions on dividends and other distributions subject to exceptions to be agreed upon, (v) restrictions on mergers, sales of assets, sale and leaseback transactions, subsidiary distributions, voluntary payments of other funded debt, derivative contracts, affiliate transactions and negative pledges (subject to exceptions to be agreed upon which shall include payment of management fees to equity sponsors in amounts not to exceed an amount to be agreed upon and subordinated and otherwise payable on terms satisfactory to the Administrative Agent); and standard affirmative covenants, regarding payment of claims and taxes, records and accounts, notices, inspection rights, bank accounts, conduct of business, compliance with laws and contracts, maintenance of insurance, maintenance of office, ERISA and environmental compliance, further assurances, etc.

The Borrower will be required to maintain interest rate hedging agreements in such amounts and with such terms as are acceptable to the Administrative Agent.

Events of Default:	Usual and customary for facilities of this type, including but not limited to, failure to pay any interest, principal or other amounts when due, failure to comply with covenants, inaccurate or false representations or warranties, cross defaults, change of control, judgment defaults, ERISA, bankruptcy and insolvency.

Closing Conditions:	Closing shall be conditioned upon the satisfaction of the following conditions precedent and other conditions customary to transactions of this type or reasonably required by the Administrative Agent:

	1.	Satisfactory completion of due diligence relating to the Borrower and its Subsidiaries and the purchase or merger transaction. The Administrative Agent shall use its best efforts to complete its due diligence expeditiously.

	2.	Maximum day one drawings under the Revolver not to exceed [$TBD] (inclusive of Letters of Credit).

	3.	Pro Forma Consolidated Senior Funded Indebtedness (after giving effect to the transaction) divided by trailing twelve month Consolidated Adjusted EBITDA shall not be greater than 2.2x and Consolidated Total Funded Indebtedness divided by trailing twelve month Consolidated EBITDA shall not be greater than 3.35x. Any adjustments to EBITDA shall be acceptable to the Administrative Agent and the Arranger.

	4.	Evidence that in connection with the Equity Transaction, Newco has received a minimum of $23,000,000 of new cash equity contributions on terms and from sources acceptable to the Administrative Agent and the Arranger and satisfaction by the Administrative Agent with the capital structure of the Borrower.

	5.	Evidence that the Borrower has received a minimum of $26,000,000 of subordinated debt (the “Subordinated Debt”) on terms (including subordination terms) satisfactory to the Administrative Agent and having a maturity no earlier than six months following the Term Loan B Maturity Date.

	6.	Evidence that the Borrower has received approximately $40,100,000 of Sale/Leaseback Proceeds (the “SLB”) on terms satisfactory to the Administrative Agent, including but not limited to annual total rent amounts no worse than those displayed in the model provided by Fairmont and dated August 25, 2003.

7.	Receipt by the Administrative Agent of, and satisfaction with, (a) a day one pro forma balance sheet and sources and uses of funds, showing the effects of the Financing and in compliance with Financial Covenants, (b) audited financial statements of the Acquisition (including store by store reports) for the preceding three years, (c) un-audited financial statements prepared by management for Newco, as of the most recently ended fiscal period, including store-level historical performance, (d) environmental review reports, and (e) other terms and conditions of the Facilities outlined herein.

8.	No material adverse change in the assets or business of the Borrower and its subsidiaries as represented in the September, 2002 audited annual financial statements, and the June, 2003 quarterly statement, the management or prospects of the Borrower or any of its subsidiaries, or in the ability of the Borrower or any of its subsidiaries to perform their respective obligations described herein.

9.	No material adverse changes in governmental regulation or policy affecting the Administrative Agent, the Arranger, the Borrower or any of its subsidiaries and no material changes or disruptions in the syndication, financial or capital markets that could materially impair the syndication of the Facilities prior to closing.

10.	The negotiation, execution and delivery of documentation, satisfactory to the Administrative Agent and the Borrower and their respective counsel (each of which documents shall be in full force and effect on the closing date), containing representations and warranties, conditions, covenants, events of default, indemnifications, and increased cost and capital requirement provisions customary in bank financing documents in transactions of this type, including, without limitation, the covenants described above.

11.	The existing debt contemplated to be repaid in connection with the Refinancing shall have been repaid in full, all credit facilities with respect thereto shall be terminated and all liens in connection therewith shall have been released.

12.	All filings and other actions required to create and perfect a first priority security interest in all collateral of the Borrower and its Subsidiaries in favor of the Administrative Agent, for the benefit of the Lenders to secure the Credit Facilities, shall have been duly made or taken, and all such collateral shall be free and clear of other liens (subject to exceptions to be negotiated).

13.	The Administrative Agent shall have received the results of a recent lien search in each of the jurisdictions where assets of the Borrower and its Subsidiaries are located, and such search shall reveal no liens on any of the assets of the Borrower except for liens approved by the Administrative Agent.

	14.	Evidence satisfactory to the Administrative Agent that Consolidated EBITDA of the Borrower and its subsidiaries, calculated on a pro forma basis after giving effect to the Transaction, is at least $22,500,000 prior to any adjustments. Any adjustments to Consolidated EBITDA must be acceptable to the Administrative Agent and the Arranger.

	15.	Receipt by the Administrative Agent of certified copies of purchase or merger agreements entered into in connection with the Equity Transaction and other related documents.

	16.	Receipt by all parties to the transaction of all necessary regulatory, creditor and other third party approvals, including, without limitation, evidence of compliance with all laws applicable to any of the parties to the transaction.

	17.	Receipt by the Administrative Agent of satisfactory evidence of appropriate corporate and other approval of all proposed transactions as well as opinions of counsel satisfactory to it as to, among other things, the due consummation of the transactions, legality, validity and binding effect of all loan, guaranty, security and related documents, the perfection of the liens of the security documents, and the absence of any violation of any law, regulation or contract applicable to the parties to the loan transaction.

	18.	The absence of any litigation or other proceeding the result of which might impair or prevent the consummation of the transactions contemplated or have a material adverse effect on the Borrower and its Subsidiaries.

Syndication Matters:	Fleet will act as the exclusive Administrative Agent for the Credit Facilities and FSI will act as the exclusive Sole Lead Arranger, adviser and syndication manager for the Credit Facilities and, in such capacities, each of Fleet and FSI will perform the duties and exercise the authority customarily associated with such roles.

Fleet and FSI will manage all aspects of the syndication, including the selection of Lenders, the determination of when FSI will approach potential Lenders and the final allocations among the Lenders. The Borrower agrees to assist FSI actively in achieving a timely syndication that is reasonably satisfactory to FSI, such assistance to include, among other things, (a) direct contact during the syndication between the Borrower’s senior officers, representatives and advisors, on the one hand, and prospective Lenders, on the other hand at such times and places as FSI may reasonably request, (b) providing to FSI all financial and other information with respect to the Borrower, and the transactions contemplated that FSI may reasonably request, including but not limited to financial projections relating to the foregoing, and (c) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication.

The Borrower agrees that, prior to and during the syndication of the Credit Facilities, the Borrower will not permit any offering, placement or arrangement of any competing issues of debt securities or commercial bank facilities of the Borrower and any of its subsidiaries, other than the Subordinated Debt outlined herein.

Expenses:	The Borrower will pay all reasonable fees and expenses incurred by the Administrative Agent and Arranger in connection with the preparation, syndication, administration and interpretation of the facilities. These will include, without limitation, legal fees, title insurance premiums, surveyor, environmental, engineering and appraisal charges, recording and filing fees and other direct out-of-pocket expenses. In addition, the Borrower will pay all reasonable costs and expenses (including, without limitation, attorney’s fees and costs, consulting, accounting, appraisal, investment banking and similar professional fees and charges), incurred by any Lender or the Administrative Agent in connection with (a) the enforcement of or preservation of its rights under the facility after the occurrence of any Default or Event of Default, or (b) any litigation, proceeding or dispute relating to such Lender’s relationship with the Borrower.

Assignments and Participations:	Lenders will be permitted to grant participations or assignments of their loans and commitments. Any Lender will be permitted to assign a portion of the Credit Facilities (on a non pro-rata basis) to another lending institution in minimum amounts of $1,000,000, subject to consent of the Borrower (so long as no Default or Event of Default exists) and the Administrative Agent, which consent will not be unreasonably withheld.

Voting Rights:	Lenders holding [66 2/3%] of all of the outstanding commitments under the Revolver and the Term Loans for all amendments and waivers, provided that the following shall require 100% of the Lenders: (1) increase in commitments; (2) decreases in interest rates or fees; (3) forgiveness of principal; (4) postponement of scheduled amortization or final maturity; (5) release of all or substantially all of the collateral; and (6) changes in the percentage voting rights. Voting rights provisions are subject to adjustment by the Administrative Agent to address concerns of potential Lenders in the syndication process.

Indemnification:	The Borrower shall indemnify the Administrative Agent, the Arranger and the Lenders against all losses, liabilities, claims, damages or expenses (including but not limited to attorneys and other professional fees and settlement costs) relating to their loans, the loan documents or the transactions contemplated thereby, including, without limitation, the Borrower’s use of loan proceeds or the commitments.

Governing Law:	The Commonwealth of Massachusetts.

Administrative Agent’s Counsel:	Goulston & Storrs

Exhibit I

Pricing Grid

The Pricing Grid shall initially be set at Level I. Pricing shall be locked at no less than the Level I until receipt of the compliance certificate for the period ending six months after Closing. Thereafter, pricing shall be governed by the Leverage Ratio at levels to be determined.

Applicable Margin

		Revolver and Term A		Term B
Level	Leverage Ratio	Base +	Eurodollar +	Base +	Eurodollar +	Commitment Fee
I.	> 3.00x	2.25%	3.50%	2.75%	4.00%	0.750%

II.	> 2.50x,< 3.00x	2.00%	3.25%	2.75%	4.00%	0.750%

III	> 2.00,< 2.50x	1.75%	3.00%	2.75%	4.00%	0.500%

IV.	< 2.00x	1.50%	2.75%	2.75%	4.00%	0.500%

FLEET NATIONAL BANK

FLEET SECURITIES, INC.

100 Federal Street

Boston, MA 02110

September 24, 2003

CONFIDENTIAL

Fairmont Capital, Inc.

1290 North Hancock Street

Suite 203 B

Anaheim, CA 92807

Attention: Michael W. Gibbons

Re:	Project Green Thumb

Credit Facilities — Fee Letter

Ladies and Gentlemen:

Reference is made to the Commitment Letter (the “Commitment Letter”) of even date herewith with respect to the financing of up to $58,000,000 (the “Credit Facilities”) to [Newco]. The Credit Facilities will be used for the purposes set forth in the Commitment Letter. In addition to any fees described in the Commitment Letter, you agree to pay or cause to be paid to Fleet National Bank, in its capacity as Administrative Agent (the “Administrative Agent”), the following fees:

Underwriting Fee:	2.50% of the total Credit Facilities, payable to the Administrative Agent in full at Closing.

Agency Fee:	$75,000 per annum, payable to the Administrative Agent annually in advance, commencing at Closing.

Sharing of fees with lenders participating in the Credit Facilities shall be at the sole discretion of the Administrative Agent.

By each party’s signature below, each such party hereby agrees that this letter and all terms contained herein are subject to the confidentiality provisions contained in the Commitment Letter.

This Fee Letter shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to any provisions relating to conflicts of laws.

If you are in agreement with the foregoing, please execute and return to the Administrative Agent a copy of this Fee Letter. This Fee Letter supersedes all of our prior letters and communications to you, if any, regarding the subject matter hereof.

Sincerely,

FLEET NATIONAL BANK

By:	/S/ ROBERT W. MACELHINEY
Name: Robert W. MacElhiney
Title: Director

FLEET SECURITIES, INC.

By:	/S/ ROBERT C. MEGAN
Name: Robert C. Megan
Title: Managing Director

Agreed and accepted as of September 29, 2003:

FAIRMONT CAPITAL, INC.

By:	/s/ TIMOTHY R. GREENLEAF
Name: Timothy R. Greenleaf
Title: Managing Director